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                             February 9, 2024

       Christopher Gaertner
       Chief Financial Officer
       DHC Acquisition Corp.
       1900 West Kirkwood Blvd.
       Suite 1400B
       Southlake, TX 76092

                                                        Re: DHC Acquisition
Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed February 5,
2024
                                                            File No. 333-275058

       Dear Christopher Gaertner:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 30, 2024 letter.

       Form S-4 Amendment No. 3

       Consolidated Statements of Operations, page F-51

   1. We note that you revised your accounting for the developed technology to account for it as an In-Process
Research and Development ("IPRD") asset. Since the IPRD was acquired in an asset acquisition
transaction and not a business combination, please clarify your disclosures to state
that you have concluded that the IPRD has alternative future uses, if true. Refer to ASC
350-30-35-7 and 730-10-25-2(c). Revise to disclose how your
                                                        accounting policy
complies with ASC 350-30-35-15 to 19. Also, consider ASC 985-20-
                                                        25- 7 to 25-10 and
55-14. Alternatively, you can consider ASC 985-20-25-9 if
                                                        technological
feasibility has been established. If so, refer to ASC 985-20-35-3 that states
                                                        "amortization shall
start when the product is available for general release to
                                                        customers". Please note
that ASC 350-30-35-17A applies to IPRD acquired in a business combination.
 Christopher Gaertner
DHC Acquisition Corp.
February 9, 2024
Page 2

       Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 if you
have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Jan Woo at 202-551-3453 with any other questions.



                                                        Sincerely,
FirstName LastNameChristopher Gaertner
                                                        Division of Corporation
Finance
Comapany NameDHC Acquisition Corp.
                                                        Office of Technology
February 9, 2024 Page 2
cc:       Kevin Cooper
FirstName LastName